CUSIP NO. 875372104	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Tandem Diabetes Care, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372104

 (CUSIP Number)

Matthew T. Potter

c/o Delphi Ventures

3000 Sand Hill Road, 1-135

Menlo Park, CA 94025

(650) 854-9650

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 875372104	13D	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,632,552 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Deepika R. Pakianathan (“Pakianathan”) and Douglas A. Roeder (“Roeder”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,632,552 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,632,552
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 875372104	13D	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
35,467 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
35,467 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 875372104	13D	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole voting power with respect to such shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole power to dispose of these shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,668,019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 875372104	13D	Page 5 of 15

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,668,019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 6 of 15

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,668,019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 7 of 15

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,668,019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 8 of 15

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,833 shares, all of which are issuable to Roeder pursuant to outstanding options exercisable within 60 days of November 13, 2013.
6	SHARED VOTING POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 2,833 shares, all of which are issuable to Roeder pursuant to outstanding options exercisable within 60 days of November 13, 2013.
8	SHARED DISPOSITIVE POWER
3,668,019 shares, of which 3,632,552 shares are directly owned by Delphi VIII and 35,467 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,670,852
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 9 of 15

ITEM 1.      SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 11045 Roselle Street, San Diego, California 92121.

ITEM 2.      IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Delphi Ventures VIII, L.P., a Delaware limited partnership (“Delphi VIII”), (ii) Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), (iii) Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”), and (iv) James J. Bochnowski (“Bochnowski”), a citizen of the United States, (v) David L. Douglass (“Douglass”), a citizen of the United States, (vi) Deepika R. Pakianathan (“Pakianathan”), a citizen of the United States, and (vii) Douglas A. Roeder (“Roeder”), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Delphi VIII and DBI VIII are venture capital funds. DMP VIII is the general partner of each of Delphi VIII and DBI VIII. Bochnowski, Douglass, Pakianathan and Roeder are the managing members of DMP VIII (collectively, the “Managing Members”). The principal business office of the Reporting Persons is 3000 Sand Hill Road, 1-135, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Between May 2009 and January 2010, each of Delphi VIII and DBI VIII entered into a Series C Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 671,053 shares of Series C Preferred Stock for a purchase price of $22.35 per share, and an aggregate purchase price of $14,999,949.23. Delphi VIII acquired 664,565 shares of Series C Preferred Stock for a purchase price of $14,854,927.06 and DBI VIII acquired 6,488 shares of Series C Preferred Stock for a purchase price of $145,022.17. All of the shares of Series C Preferred Stock held by Delphi VIII and DBI VIII were converted, in connection with the closing of the Company’s initial public offering on November 13, 2013, into an aggregate of 671,053 shares of Common Stock.

Between August 2011 through August 2012, the Company issued and sold convertible promissory notes to each of Delphi VIII and DBI VIII in an aggregate principal amount of $4,705,564.07 and issued warrants to each of Delphi VIII and DBI VIII to purchase up to an aggregate of 255,297 shares of Series D Preferred Stock at an exercise price of $7.37 per share, and an aggregate exercise price of $1,882,684.96. Delphi VIII received a warrant to purchase up to 252,829 shares of Series D Preferred Stock for an aggregate exercise price of $1,864,486.41 and DBI VIII received a warrant to purchase up to 2,468 shares of Series D Preferred Stock for an aggregate exercise price of $18,198.55. All of the warrants for shares of Series D Preferred Stock held by Delphi VIII and DBI VIII were exercised on October 31, 2013 into an aggregate of 255,297 shares of Series D Preferred Stock, and all such shares of Series D Preferred Stock were converted, in connection with the closing of the Company’s initial public offering on November 13, 2013, into an aggregate of 255,297 shares of Common Stock.

Between August 2012 and April 2013, each of Delphi VIII and DBI VIII entered into a Series D Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 2,741,669 shares of Series D Preferred Stock for a purchase price of $7.37 per share, and an aggregate purchase price of $20,213,344.48. Delphi VIII acquired 2,715,158 shares of Series D Preferred Stock for a purchase price of $20,017,883.60 and DBI VIII acquired 26,511 shares of Series D Preferred Stock for a purchase price of $195,461.20. All of the shares of Series D Preferred Stock held by Delphi VIII and DBI VIII were converted, in connection with the closing of the Company’s initial public offering on November 13, 2013, into an aggregate of 2,741,669 shares of Common Stock.

CUSIP NO. 875372104	13D	Page 10 of 15

The Company effected a 1-for-1.6756 reverse stock split of its common stock on November 7, 2013. Accordingly, unless otherwise noted above, all share and per share amounts have been adjusted to reflect this reverse stock split. In addition, the Series C Preferred Stock share and per share amounts have been adjusted to reflect a 1-for-20 reverse stock split that the Company effected on its common stock and preferred stock in July 2012.

On November 13, 2013, Roeder was granted a Stock Option from the Company to purchase 17,000 shares of Common Stock at an exercise price of $15.00. The shares subject to the option will vest monthly over 12 months, with the first shares vested and exercisable on December 13, 2013.

The source of the funds for the acquisition of the shares of Series C Preferred Stock purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

The source of the funds for the exercise of the warrants to purchase shares of Series D Stock by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series D Preferred Stock purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Investors’ Rights Agreement by and among the Company, Delphi VIII and DBI VIII and certain other parties thereto, dated as of August 30, 2012.

Roeder is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

CUSIP NO. 875372104	13D	Page 11 of 15

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of Delphi VIII and DBI VIII and the limited liability company agreement of DMP VIII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred stock of the Company, each of Delphi VIII and DBI VIII and certain other investors entered into an Third Amended and Restated Investors’ Rights Agreement dated as of August 30, 2012, entitling such parties to the registration of their shares, including demand registration rights, Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 7, 2013 (the “S-1”) and is incorporated herein by reference.

Douglas A. Roeder, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.11 to the Company’s Registration Statement on Form S-1 and is incorporated herein by reference.

In connection with his service on the Company’s board of directors, Roeder received an option to purchase 17,000 shares of the Company’s Common Stock with the shares vesting monthly in equal installments over 12 months.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Company’s Common Stock or securities convertible into or exercisable or exchangeable for the Company’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit C to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the S-1/A filed with the Securities and Exchange Commission on November 8, 2013 (the “S-1/A”) and is incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit C of Exhibit 1.1 of the Company’s S-1/A).
EXHIBIT 4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of August 30, 2012, among the Company, the Investors and the Founders (incorporated by reference to Exhibit 4.2 of the Company’s S-1).
EXHIBIT 10.11	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.11 of the Company’s S-1).

CUSIP NO. 875372104	13D	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

DELPHI VENTURES VIII, L.P.

By: Delphi Management Partners VIII, L.L.C.

       General Partner

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

DELPHI BIOINVESTMENTS VIII, L.P.

By: Delphi Management Partners VIII, L.L.C.

       General Partner

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 875372104	13D	Page 13 of 15

JAMES J. BOCHNOWSKI

DAVID L. DOUGLASS

DEEPIKA R. PAKIANATHAN

DOUGLAS A. ROEDER

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 875372104	13D	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Tandem Diabetes Care Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 22, 2013

DELPHI VENTURES VIII, L.P.

By: Delphi Management Partners VIII, L.L.C.

       General Partner

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

DELPHI BIOINVESTMENTS VIII, L.P.

By: Delphi Management Partners VIII, L.L.C.

       General Partner

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 875372104	13D	Page 15 of 15

JAMES J. BOCHNOWSKI

DAVID L. DOUGLASS

DEEPIKA R. PAKIANATHAN

DOUGLAS A. ROEDER

By: /s/ Matthew T. Potter
       Name: Matthew T. Potter
       Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.